UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DASAN ZHONE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23305L107

(CUSIP Number)

JaeHoon Joo

DASAN Networks, Inc.

Dasan Tower, 49 Daewangpangyo-ro 644beon-gil,

Bundang-gu, Seongnam-si, Gyeonggi-do,

Republic of Korea

Telephone: + 82-70-7010-1020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 23305L107

1.	Name of Reporting Person: DASAN Networks, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Korea, Republic
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 47,465,082
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 47,465,082
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 47,465,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 58.0%
14.	Type of Reporting Person: CO

The following constitutes the Schedule 13D filed by the undersigned (this “Schedule 13D”).

Item 1.	Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of DASAN Zhone Solutions, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 7195 Oakport Street, Oakland, California 94621.

Item 2.	Identity and Background

(a) Name of Person Filing	DASAN Networks, Inc. (“DASAN”)

(b) Address of Principal Business Office	DASAN Tower, 49, Daewangpangyo-ro 644 Beon-gil Budang-gu, Sungnam-si, Gyeonggi-do, 463-400, Korea

(c) Principal Business	DASAN is a global network solutions provider that develops and manufactures network equipment for fixed and mobile broadband services.

(d)-(e) Criminal and Civil Proceedings	During the last five years, DASAN has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has DASAN been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Place of Organization	Korea, Republic

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of DASAN is set forth on Schedule A hereto. During the last five years, to the knowledge of DASAN, none of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger, dated April 11, 2016, by and among the Issuer (formerly known as Zhone Technologies, Inc.), Dragon Acquisition Corporation, a wholly owned subsidiary of Issuer (“Merger Sub”), Dasan Network Solutions, Inc. (“DNS”), and DASAN (the “Merger Agreement”), on September 9, 2016 Merger Sub merged with and into DNS, with DNS being the surviving corporation following such merger (the “Merger”). As a result of the Merger, DNS is now a wholly owned subsidiary of the Issuer.

Pursuant to the Merger Agreement, at the closing of the Merger on September 9, 2016, the Issuer issued to DASAN, as the sole shareholder of DNS, an aggregate of 47,465,082 shares of Common Stock in exchange for all of the issued and outstanding shares of capital stock of DNS. Pursuant to the terms of the Merger Agreement, 4,746,508 of the shares of Common Stock issued to DASAN (the “Escrow Shares”) were delivered to Computershare Trust Company, N.A., as escrow agent (“Computershare”), and are being held in escrow as security for potential claims for indemnifiable losses under the Merger Agreement.

The foregoing description of certain of the terms of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

As described in Item 3 above, this Schedule 13D is being filed in connection with the Merger Agreement and the consummation of the Merger. All of the shares of Common Stock reported herein as having been acquired for the account of DASAN were acquired for investment purposes only.

DASAN does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as disclosed in this Item 4. Notwithstanding and in addition to the foregoing, in accordance with the Merger Agreement, DASAN designated four of the seven directors of the Issuer who were appointed to the Board of Directors of the Issuer (the “Board”) upon the consummation of the Merger, which individuals include Mr. Min Woo Nam (the Chief Executive Officer of DASAN). Mr. Nam was also elected as the Chairman of the Board of the Issuer. In addition, one of the Co-Chief Executive Officers of the Issuer appointed in connection with the Merger, Mr. Il Yung Kim, was designated by DASAN. Such individuals may have influence over the corporate activities of the Issuer and may, with or without DASAN, from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As described in Item 3 hereof, pursuant to the Merger Agreement, the Escrow Shares were delivered to Computershare at the closing of the Merger as security for potential claims for indemnifiable losses that may be incurred by the Issuer. DASAN may dispose of shares of Common Stock in satisfaction of claims for indemnifiable losses that may be incurred by the Issuer in accordance with the provisions of the Merger Agreement. Also, as described in Item 6 hereof, DASAN has entered into an agreement with the Issuer in connection with the Merger with respect to the election of certain persons nominated by the Board (or a committee thereof) for election to the Board for a period of two years following the Merger.

Subject to, among other things, applicable law and regulations, and the terms of the agreements listed in Item 6 hereof, and depending upon a variety of factors, including, without limitation, the trading prices of the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer, and general economic, financial and industry conditions, DASAN may from time to time acquire, or cause to be acquired, additional securities of the Issuer or dispose, or cause to be disposed, securities of the Issuer, in open market transactions, privately negotiated transactions, transactions in which the Issuer raises, through private or public offerings, additional capital or otherwise, on such terms and at such times as DASAN may deem advisable.

DASAN reserves the right, from time to time, to formulate other purposes, plans or proposals that relate to or would result in the occurrence of any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, if and to the extent deemed advisable in light of the general investment policies of DASAN, market conditions or other factors. The information set forth in this Item 4 is subject to change at any time, and there can be no assurances that DASAN will or will not take any of the actions described above.

Item 5.	Interest in Securities of the Issuer

(a)    The aggregate percentage of Common Stock reported that is owned by DASAN is based upon 81,836,348 shares of Common Stock outstanding, consisting of: (1) 34,371,266 shares of Common Stock outstanding as of the close of business on September 8, 2016 and (2) 47,465,082 shares of Common Stock issued to DASAN as consideration for the Merger.

(b)    DASAN has sole voting and dispositive power with respect to all of the shares of Common Stock owned by DASAN.

(c)    Except as otherwise described in this Schedule 13D, DASAN has not effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.

(d)    To the knowledge of DASAN, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer reported herein.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger Agreement

The information with respect to the Merger Agreement provided in Items 3 and 4 is hereby incorporated by reference herein.

Stockholder Agreement

In connection with the consummation of the Merger, the Issuer entered into a Stockholder Agreement with DASAN, dated as of September 9, 2016 (the “Stockholder Agreement”), with respect to representation on the Board and certain related matters. Under the Stockholder Agreement, DASAN has agreed, on the terms set forth therein, to vote its shares of Common Stock (1) in favor of the election of each person who is nominated by the Board (or a committee thereof) following the effective time of the Merger for election to the Board in accordance with the Issuer’s bylaws and (2) against the removal of any such director unless such removal is recommended by a resolution approved by the affirmative vote of at least two-thirds of the entire Board. Under the Stockholder Agreement, DASAN has also provided an irrevocable proxy to the Issuer and its designees with respect to the foregoing director elections and agreed to certain restrictions on the transfer of its shares. The term of the Stockholder Agreement expires on the second anniversary of the Merger (provided that such voting obligations expire with respect to the election of James Norrod (the Co-Chief Executive Officer of the Issuer designated by the Issuer prior to the Merger) to the Board on the first anniversary of the Merger).

Lock-Up Agreement

In connection with the consummation of the Merger, the Issuer entered into a Lock-Up Agreement with DASAN and certain of the Issuer’s existing and former directors, executive officers and significant stockholders, dated as of September 9, 2016 (the “Lock-Up Agreement”), pursuant to which such persons and stockholders (including DASAN) have agreed not to offer, sell or otherwise dispose of any shares of the Issuer’s Common Stock, or any options or warrants to purchase the Issuer’s Common Stock, for a period of 180 days from the effective time of the Merger (or for a period of 90 days from the effective time of the Merger, in respect of certain significant stockholders (excluding DASAN)), subject to customary exceptions.

Registration Rights Agreement

In connection with the consummation of the Merger, the Issuer entered into a Registration Rights Agreement with DASAN, dated as of September 9, 2016 (the “Registration Rights Agreement”), which provides DASAN with the right to demand that the Issuer register its shares of Common Stock and also provides DASAN with piggyback registration rights for its shares of Common Stock.

Pursuant to the Registration Rights Agreement, upon DASAN’s request (following the expiration of a 180-day lock-up period), the Issuer is required to prepare and file one or more registration statements with the SEC for the offer and sale from time to time on a continuous or delayed basis of the shares of Common Stock issued to DASAN in connection with the Merger. Such registrations are required to be accomplished pursuant to a shelf registration statement on Form S-3 (or, if the Issuer does not satisfy the requirements for such form, on such other form as may be appropriate). Additionally, DASAN has the right to demand that the Issuer effect the registration of a specified number of shares for sale within a specified period, provided that such demand may only be made twice in any 12-month period. In addition, under the Registration Rights Agreement, if the Issuer proposes to file a registration statement with respect to an offering of equity securities for sale to the public (other than registrations on Form S-4 or S-8), it is required to provide notice to DASAN of such anticipated filing and, subject to certain limitations and priorities, DASAN may require the Issuer to include in such registration any of the shares of Common Stock issued to it in connection with the Merger.

The Registration Rights Agreement contains other customary provisions, including standstill and suspension periods, procedures for registration and mutual indemnification obligations of the parties thereto.

Loan Agreement

In connection with the consummation of the Merger, the Issuer entered into a Loan Agreement with DASAN, dated as of September 9, 2016 (the “Loan Agreement”), pursuant to which DASAN provides the Issuer with a $5.0 million subordinated term loan facility. Under the Loan Agreement, the Issuer is permitted to request drawdowns of one or more term loans in an aggregate principal amount not to exceed $5.0 million. Such term loans will mature on the fifth anniversary of the initial funding date, will be pre-payable at any time without premium or penalty, and will bear interest at an initial rate of 4.6% per annum (with such rate subject to adjustment based on changes in Korean corporate tax laws). Amounts repaid under the facility may not be re-borrowed. The Loan Agreement also contains customary covenants and events of default. Upon the occurrence and during the continuance of an event of default, DASAN may declare all outstanding amounts under the Loan Agreement immediately due and payable.

The descriptions contained in this Statement on Schedule 13D of the Merger Agreement, the Stockholder Agreement, the Lock-Up Agreement, the Registration Rights Agreement and the Loan Agreement are summaries only and are qualified in their entirety by the actual terms of such agreements, which are being filed as Exhibit 1, Exhibit 2, Exhibit 3, Exhibit 4 and Exhibit 5, respectively, to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between DASAN and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

See Exhibit Index attached to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2016	DASAN Networks, Inc.

	By:	/S/ MIN WOO NAM
Name: Min Woo Nam
Title: Chief Executive Officer

Schedule A

The name, title and present principal occupation or employment of each of the directors and executive officers of DASAN are set forth below. Unless otherwise specified below, each director’s or executive officer’s business address is c/o DASAN Networks, Inc., DASAN Tower, 49, Daewangpangyo-ro 644 Beon-gil, Budang-gu, Sungnam-si, Gyeonggi-do, 463-400, Korea. All of the persons listed below are citizens of the Republic of Korea.

Name	Present Principal Occupation (Including Name and Address of Employer)

Directors

Min Woo Nam	Chief Executive Officer and Chairman of the Board of DASAN

Choonyul Yoo	Chief Operating Officer, SVP and Director of DASAN

Jung Nam Cho	Independent Director of DASAN

Jang Woo Lee	Independent Director of DASAN

Heung Soon Jang	Independent Director of DASAN

Executive Officers (Who Are Not Directors)

Not applicable.

Exhibit Index

Exhibit No.	Description	Method of Filing
1	Agreement and Plan of Merger, dated as of April 11, 2016, by and among DASAN Zhone Solutions, Inc. (f/k/a Zhone Technologies, Inc.), Dragon Acquisition Corporation, Dasan Network Solutions, Inc. and DASAN Networks, Inc.	Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2016

2	Stockholder Agreement, dated as of September 9, 2016, by and between DASAN Zhone Solutions, Inc. and DASAN Networks, Inc.	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2016

3	Lock-Up Agreement, dated as of September 9, 2016, by and between DASAN Zhone Solutions, Inc., DASAN Networks, Inc. and the other parties thereto	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2016

4	Registration Rights Agreement, dated as of September 9, 2016, by and between DASAN Zhone Solutions, Inc. and DASAN Networks, Inc.	Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2016

5	Loan Agreement, dated as of September 9, 2016, by and between DASAN Zhone Solutions, Inc. and DASAN Networks, Inc.	Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 12, 2016